                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                   _________________________________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)

                         BioSource International, Inc.

                               __________________
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share

                          ___________________________
                         (Title of Class of Securities)

                                   09066H104
                                   ---------
                                 (CUSIP Number)

                              Genstar Capital LLC
                       555 California Street, Suite 4850
                        San Francisco, California 94104
                                 (415) 834-2350
                 ______________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                                 Scott R. Haber
                                Latham & Watkins
                       505 Montgomery Street, Suite 1900
                      San Francisco, California 94111-2562
                                 (415) 391-0600

                                  May 23, 2000
               __________________________________________________
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 09066H104                                      PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Genstar Capital LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -2,915,718- shares of Common Stock (includes 1,456,976
     OWNED BY             shares of Common Stock issuable upon conversion of
                          Preferred Stock and 1,262,542 shares of Common Stock
       EACH               issuable upon exercise of Warrants)
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              -0- shares of Common Stock

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          -2,915,718- shares of Common Stock (includes 1,456,976 shares of Common Stock issuable upon conversion of Preferred Stock and 1,262,542 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -2,915,718- shares of Common Stock (includes 1,456,976 shares of Common Stock issuable upon conversion of Preferred Stock and 1,262,542 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 09066H104                                      PAGE 3 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Genstar Capital Partners II, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -2,915,718- shares of Common Stock (includes 1,456,976
     OWNED BY             shares of Common Stock issuable upon conversion of
                          Preferred Stock and 1,262,542 shares of Common Stock
       EACH               issuable upon exercise of Warrants)
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              -0- shares of Common Stock

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          -2,915,718- shares of Common Stock (includes 1,456,976 shares of Common Stock issuable upon conversion of Preferred Stock and 1,262,542 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -2,915,718- shares of Common Stock (includes 1,456,976 shares of Common Stock issuable upon conversion of Preferred Stock and 1,262,542 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 09066H104                                      PAGE 4 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Stargen II LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -56,482- shares of Common Stock (includes 28,224
     OWNED BY             shares of Common Stock issuable upon conversion of
                          Preferred Stock and 24,458 shares of Common Stock
       EACH               issuable upon exercise of Warrants)
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              -0- shares of Common Stock

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          -56,482- shares of Common Stock (includes 28,224 shares of Common Stock issuable upon conversion of Preferred Stock and 24,458 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -56,482- shares of Common Stock (includes 28,224 shares of Common
      Stock issuable upon conversion of Preferred Stock and 24,458 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 09066H104                                      PAGE 5 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Jean-Pierre L. Conte

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF, AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -2,972,200- shares of Common Stock (includes 1,485,200
     OWNED BY             shares of Common Stock issuable upon conversion of
                          Preferred Stock and 1,287,000 shares of Common Stock
       EACH               issuable upon exercise of Warrants)
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              -0- shares of Common Stock

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          -2,972,200- shares of Common Stock (includes 1,485,200 shares of Common Stock issuable upon conversion of Preferred Stock and 1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -2,972,200- shares of Common Stock (includes 1,485,200 shares of Common Stock issuable upon conversion of Preferred Stock and 1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 09066H104                                      PAGE 6 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Richard F. Hoskins

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF, AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -2,972,200- shares of Common Stock (includes 1,485,200
     OWNED BY             shares of Common Stock issuable upon conversion of
                          Preferred Stock and 1,287,000 shares of Common Stock
       EACH               issuable upon exercise of Warrants)
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              -0- shares of Common Stock

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          -2,972,200- shares of Common Stock (includes 1,485,200 shares of Common Stock issuable upon conversion of Preferred Stock and 1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -2,972,200- shares of Common Stock (includes 1,485,200 shares of Common Stock issuable upon conversion of Preferred Stock and 1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 09066H104                                      PAGE 7 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Richard D. Paterson

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF, AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -2,972,200- shares of Common Stock (includes 1,485,200
     OWNED BY             shares of Common Stock issuable upon conversion of
                          Preferred Stock and 1,287,000 shares of Common Stock
       EACH               issuable upon exercise of Warrants)
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              -0- shares of Common Stock

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          -2,972,200- shares of Common Stock (includes 1,485,200 shares of Common Stock issuable upon conversion of Preferred Stock and 1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -2,972,200- shares of Common Stock (includes 1,485,200 shares of Common Stock issuable upon conversion of Preferred Stock and 1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

          This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends the
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 20, 2000 and Amendment No. 1 thereto filed with the Commission on February 18, 2000 (collectively, the "Schedule 13D") by the undersigned Reporting Persons relating to shares of common stock, par value $0.001 per share (the "Common Stock"), of BioSource International, Inc., a Delaware corporation ("BioSource" or the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          From May 23 through May 25, 2000, Genstar Capital Partners and Stargen acquired 196,200 shares of Common Stock and 3,800 shares of Common Stock, respectively, through open market purchases on the Nasdaq National Market for an aggregate purchase price, including payment of commissions, of $927,045 and $17,955, respectively. Such shares were or will be paid for by capital contributions from the partners of Genstar Capital Partners and the members of Stargen, respectively.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 to the Schedule 13D is hereby amended to add the following information:

          (a) and (b). As a result of the purchase of the shares described below under Item 5(c), Genstar Capital Partners beneficially owns 2,915,718 shares of Common Stock, which represents 27.4% of the Common Stock outstanding (assuming conversion of the Shares held by Genstar Capital Partners and exercise of the Warrants held by Genstar Capital Partners). As a result of the purchase of the shares described below under Item 5(c), Stargen beneficially owns 56,482 shares of Common Stock, which represents 0.7% of the Common Stock outstanding (assuming conversion of the Shares held by Stargen and exercise of the Warrants held by Stargen). As a result of the purchase of the shares described below under Item 5(c), the Reporting Persons beneficially own 2,972,200 shares of Common Stock, which represents 27.8% of the Common Stock outstanding (assuming conversion of the Shares held by Genstar Capital Partners and Stargen and exercise of the Warrants held by Genstar Capital Partners and Stargen).

          Genstar Capital Partners has the sole power to dispose or direct the disposition of the Shares, Warrants and shares of Common Stock which it holds directly or the shares of Common Stock issued upon conversion of such Shares or exercise of such Warrants. Genstar Capital Partners has the power to vote or direct the vote of such Shares on an as-converted basis, but does not have the power to vote or direct the vote of any of the shares of Common Stock which it would own upon exercise of such Warrants prior to the receipt of such shares of Common Stock upon exercise of such Warrants. Genstar Capital Partners has the power to vote or direct the vote of the shares of Common Stock which it holds directly.

          Genstar Capital is the sole general partner of Genstar Capital Partners and in such capacity may be deemed to have the power to dispose or direct the disposition of the Shares, Warrants and shares of Common Stock held by Genstar Capital Partners, and shares of Common Stock which Genstar Capital Partners would hold upon conversion of such Shares or exercise of such Warrants, and to vote or direct the vote of such Shares on an as-converted basis or such shares of Common Stock.

          Stargen has the sole power to dispose or direct the disposition of the Shares, Warrants and shares of Common Stock which it holds directly and the shares of Common Stock issued upon conversion of such Shares or exercise of such Warrants. Stargen has the power to vote or direct the vote of such Shares on an as-converted basis, but does not have the power to vote or direct the vote of any of the shares of Common Stock which it would own upon exercise of such Warrants prior to the receipt of such shares of Common Stock upon exercise of such Warrants. Stargen has the power to vote or direct the vote of the shares of Common Stock which it holds directly.

          Messrs. Conte, Hoskins and Paterson are the managers and managing directors of Genstar Capital and are members of Stargen, and Mr. Paterson is the Administrative Member of Stargen, and in such capacity may be deemed to have the power to dispose or direct the disposition of the Shares, Warrants and shares of Common Stock held by the Investors, and shares of Common Stock which the Investors would own upon conversion of such Shares and exercise of such Warrants, and may be deemed to have the power to vote or direct the vote of such Shares on an as-converted basis or such shares of Common Stock.

          The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in BioSource, but do not affirm the existence of any such group.

          Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

          (c) Set forth below is a schedule of all transactions in the Common Stock by or for the account of the Reporting Persons that were effected since February 15, 2000, the last day on which a transaction in the Common Stock by the Reporting Persons was reported on the Schedule 13D.

Date of Transaction              Purchaser                     Number of Shares of Common Stock Purchased  Price per Share*
-------------------              ---------                     ------------------------------------------  ----------------
May 23, 2000                     Genstar Capital Partners                     78,480                       $4.75

May 23, 2000                     Stargen                                       1,520                       $4.75

May 24, 2000                     Genstar Capital Partners                     68,670                       $4.50

May 24, 2000                     Stargen                                       1,330                       $4.50

May 25, 2000                     Genstar Capital Partners                     49,050                       $5.00

May 25, 2000                     Stargen                                         950                       $5.00

* Excluding commissions.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

        Exhibit 1  Joint Filing Agreement (incorporated by reference to the
                   Schedule 13D).

        Exhibit 2  Power of Attorney (incorporated by reference to the Schedule
                   13D).

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 25, 2000

                              GENSTAR CAPITAL LLC

                              By: /s/ Jean-Pierre L. Conte
                                  -------------------------
                              Name:  Jean-Pierre L. Conte
                              Its:   Managing Member


                              GENSTAR CAPITAL PARTNERS II, L.P.

                              By:  Genstar Capital LLC, its general partner

                              By:  /s/ Jean-Pierre L. Conte
                                   -------------------------
                              Name:  Jean-Pierre L. Conte
                              Its:   Managing Member


                              STARGEN II LLC

                              By:  /s/ Jean-Pierre L. Conte
                                   -------------------------
                              Name:  Jean-Pierre L. Conte
                              Its:   Member


                              /s/ Jean-Pierre L. Conte
                              --------------------------
                              Jean-Pierre L. Conte


                              /s/ Jean-Pierre L. Conte
                              --------------------------
                              Jean-Pierre L. Conte
                              Attorney-in-fact for
                              Richard F. Hoskins

                              /s/ Jean-Pierre L. Conte
                              --------------------------
                              Jean-Pierre L. Conte
                              Attorney-in-fact for
                              Richard D. Paterson

                                 EXHIBIT INDEX
                                 -------------

          Exhibit 1 Joint Filing Agreement (incorporated by reference to the Schedule 13D).

          Exhibit 2 Power of Attorney (incorporated by reference to the Schedule 13D)